

August 10, 2022

Li Deng
Principal Executive Officer
Exent Corp.
Room 6B1-2, Block AB, Tianxiang Building,
Che Gong Miao, Futian District
Shenzhen, Guangdong Province,
China 517000

> **Re: Exent Corp.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2021**
> **Filed November 15, 2021**
> **File No. 333-222829**

Dear Mr. Deng:

We have limited our review of your filings to those issues we have addressed in our comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2021

General

1. We note that you are delinquent in filing your Form 10-K for the fiscal year ended December 31, 2021 and Form 10-Q for the quarterly period ended March 31, 2022. Please file the required reports.

2. It has come to our attention that your auditor/client relationship with Fruci & Associates II, PLLC has ceased. Please file an Item 4.01 Form 8-K and include all of the information required by that Item.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing